SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                            For the month of July, 2001


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

                    659A Moberly Road, Vancouver, BC, V5Z 4N2
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

                            Form 20-F  X    Form 40-F
                                      ---             ---

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes  X    No
                                     ---      ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: ________________

British  Columbia                           QUARTERLY  AND  YEAR  END  REPORT
Securities Commission                       BC FORM 51-901F (PREVIOUSLY FORM 61)

--------------------------------------------------------------------------------

Freedom  of  Information  and Protection
of Privacy Act: The personal information
requested  on  this  form  is  collected      INCORPORATED  AS  PART  OF:
under the  authority of and used for the
purpose of  administering the Securities
Act. Questions  about  the collection or      X     Schedule  A
use of this  information can be directed
to the  Supervisor, Financial  Reporting
(604-899-6731), P.O. Box  10142, Pacific            Schedules B and C
Centre,   701   West   Georgia   Street,
Vancouver,  BC  V7Y  1L2.  Toll  Free in       (Place X in appropriate category)
British Columbia

1-800-373-6393.

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ISSUER  DETAILS

NAME OF ISSUER                       FOR QUARTER ENDED        DATE  OF  REPORT
                                                                  YY/MM/DD
  Triband Resource Corporation         May 31, 2001           July  30,  2001

--------------------------------------------------------------------------------

ISSUER'S  ADDRESS
  Suite  659A  Moberly  Road

--------------------------------------------------------------------------------
CITY         PROVINCE    POSTAL CODE     ISSUER FAX NO.     ISSUER TELEPHONE NO.
  Vancouver     BC         V5Z 4N2         714-0879              331-0096

--------------------------------------------------------------------------------
CONTACT  PERSON              CONTACT'S POSITION            CONTACT TELEPHONE NO.
  Albert  Wu                      Accountant                     290-5671

--------------------------------------------------------------------------------
CONTACT  EMAIL  ADDRESS                     WEB  SITE  ADDRESS
   albertkfwu@yahoo.com
--------------------------------------------------------------------------------


CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.


                                                              DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                  YY/MM/DD

   "Gray  Freeman"                  Gary Freeman              2001/07/30

                                                              DATE SIGNED
DIRECTOR'S SIGNATURE          PRINT FULL NAME                  YY/MM/DD

   "Sam  Szajman"                   Sam Szajman               2001/07/30

(Electronic signatures should be entered in "quotations".)

                          TRIBAND RESOURCE CORPORATION
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (Expressed in Canadian Dollars)
                      (Unaudited - Prepared by Management)


                                  MAY 31, 2001

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  BALANCE  SHEETS
(Expressed  in  Canadian  Dollars)
AS  AT  MAY  31
(Unaudited  -  Prepared  by  Management)

================================================================================================
                                                                          2001          2000
------------------------------------------------------------------------------------------------
                              ASSETS
Current
    Cash and equivalents                                              $    65,329   $   237,408
    Marketable securitieis (Note 6)                                             -        22,309
    Accounts receivable                                                    13,444       114,210
    Prepaid expenses                                                        1,731        98,880
                                                                      ------------  ------------
                                                                           80,504       472,807
Capital assets (Note 3)                                                    10,010         6,892
Mineral properties (Note 4)                                               413,726       921,425
Deferred exploration costs (Note 5)                                       787,594     1,187,636
Investments (Note 6)                                                       27,565       146,450
                                                                      ------------  ------------
                                                                      $ 1,319,399   $ 2,735,210
================================================================================================

              LIABILITIES AND SHAREHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities                               51,747   $  48,315 $
    Due to affiliated company (Note 8)                                      2,594         7,065
                                                                      ------------  ------------
                                                                           54,341        55,380
                                                                      ------------  ------------

Shareholers' equity
    Capital stock (Note 7)
        Authorized
            Unlimited number of common shares without par value
            Unlimited number of preferred shares issuable in series
        Issued
            13,886,457 common shares (2000 - 13,185,507 shares)         4,230,059     4,188,409
    Deficit accumulated during the exploration stage                   (2,965,001)   (1,508,579)
                                                                      ------------  ------------
                                                                        1,265,058     2,679,830
                                                                      ------------  ------------
                                                                      $ 1,319,399   $ 2,735,210
================================================================================================

Nature and continuance of operations (Note 1)
Contingency  (Note  10)
Subsequent  events  (Note  13)

     "Sam  Szajman"       Director     "Gary  Freeman"
--------------------------          ------------------------Director

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
(Expressed  in  Canadian  Dollars)
(Unaudited  -  Prepared  by  Management)

                                                          Cumulative
                                                             Amounts
                                                                From
                                                           October 7,     Three  Months  Ended         Six  Months  Ended
                                                             1994 to   --------------------------  --------------------------
                                                              May 31       May 31        May 31        May 31        May 31
                                                               2001         2001          2000          2001          2000
                                                          ------------  ------------  ------------  ------------  ------------
GENERAL AND ADMINISTRATIVE EXPENSES
    Amortization                                          $    14,870   $     1,687   $       366   $       844   $       260
    Consulting fees                                           238,717        43,210        87,818        23,580        78,174
    Listing and transfer agent fees                            99,529         3,439         8,833           649         4,349
    Office and general                                        170,613        16,092        20,326         8,658        12,631
    Professional fees                                         102,274        13,336        10,940        11,710         5,440
    Property Investigation                                    176,563             -           196             -           196
    Rent                                                       78,283           825         7,456           325         4,202
    Salaries and benefits                                      80,308             -             -             -             -
    Shareholder communication                                 366,826         3,846        72,042         3,846        61,577
    Travel                                                     65,710         3,992             -         1,555        (5,978)

                                                          ------------  ------------  ------------  ------------  ------------

Loss before the under-noted                                (1,393,693)      (86,427)     (207,977)      (51,167)     (160,851)

Interest income                                               195,793         1,584         3,720           526         3,225
Investment income                                              27,564             -             -             -             -
Gain on foreign exchange                                      161,427          (816)        5,166          (185)        5,110
Loss on disposal of capital assets                             (4,186)            -             -             -             -
Write off of mineral property acquisition costs (Note 4)     (842,702)            -             -             -             -
Write off of deferred exploration costs (Note 5)             (588,210)            -       (10,959)            -       (10,959)
Write off of acquisition costs (Note 6)                      (100,722)       (1,772)            -        (1,772)            -
Gain from sale of marketable securities (Note 6)              183,374             -       171,032             -       101,909
Write down of maketable securities (Note 6)                  (457,197)            -       (51,264)            -       (28,553)
Write down of investment                                     (146,449)            -             -             -             -

                                                          ------------  ------------  ------------  ------------  ------------

Net loss for the period                                    (2,965,001)      (87,431)      (90,282)      (52,598)      (90,119)
Deficit, beginning of period                                        -    (2,877,570)   (1,418,297)   (2,912,403)   (1,418,460)

                                                          ------------  ------------  ------------  ------------  ------------

Deficit, end of period                                     (2,965,001)  $(2,965,001)  $(1,508,579)  $(2,965,001)  $(1,508,579)
                                                          ============  ============  ============  ============  ============
Loss per share (Note 2)                                                 $     (0.01)  $     (0.01)  $         -   $     (0.01)
                                                                        ============  ============  ============  ============
Weighted Average                                                         13,886,457    13,151,734    13,886,457    13,057,524
                                                                        ============  ============  ============  ============

The  accompanying  notes  are  an  integral part of these consolidated financial statements.

TRIBAND  RESOURCE  CORPORATION
(AN  EXPLORATION  STAGE  COMPANY)
(EXPRESSED  IN  CANADIAN  DOLLARS)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)

                                                              Cumulative
                                                                 Amounts
                                                                    From
                                                               October 7,      Three Months Ended     Six Months Ended
                                                                 1994 to     ---------------------  --------------------
                                                                  May 31      May 31      May 31     May 31     May 31
                                                                   2001        2001        2000       2001       2000
                                                               ------------  ---------  ----------  ---------  ---------
CASH PROVIDED BY (APPLIED TO):

OPERATING ACTIVITIES
    Net loss for the period                                    $(2,965,001)  $(87,431)  $ (90,282)  $(52,598)  $(90,119)
    Items net affecting cash
        Amortization                                                14,870      1,687         366        844        260
        Write-off of deferred exploration costs                      4,186          -           -          -          -
        Write-off of mineral properties                            665,226          -           -          -          -
        Write-off of deferred exploration costs                    765,686          -      10,959          -     10,959
        Write-down of marketable securities                        374,526          -      51,264          -     28,553
        Gain on sale of marketable securities                     (100,703)         -           -          -          -
        Write down of acquisition costs                            100,722      1,772           -      1,772          -
        Write down of investments                                  146,449          -           -          -          -
        Investment income                                          (27,564)         -           -          -          -
    Net change in non-cash working capital items                                                           -          -
        (Increase) decrease in accounts receivable                 (13,444)    (3,458)    (97,566)    (2,218)   (82,590)
        (Increase) decrease in prepaid expenses                     (1,731)    20,219       9,383     18,378    (16,285)
        (Increase) decrease in marketable securities                     -          -     273,114          -    112,903
        (Increase) decrease in advances to related parties               -          -      29,327          -      1,773
        Increase (decrease) in accounts payable                     51,747     12,937      25,969     23,614      9,064
        Increase (decrease) in due to affiliated company             2,594     (2,968)      7,065     (2,206)     7,065
                                                               ------------  ---------  ----------  ---------  ---------
    Net cash provided by (applied to) operating activities        (982,437)   (57,242)    219,599    (12,414)   (18,417)
                                                               ------------  ---------  ----------  ---------  ---------
INVESTING ACTIVITIES
    Proceeds on sale of marketable securities                      488,027          -           -          -          -
    Capital assets acquired                                        (37,446)      (214)     (6,059)         -     (6,059)
    Proceeds from disposal of capital assets                         6,183          -           -          -          -
    Mineral properties                                            (478,952)      (188)     (8,138)      (188)    (6,217)
    Deferred exploration costs                                  (1,551,083)    (3,877)    (69,773)    (3,877)   (51,117)
    Investments                                                 (1,009,022)    (1,772)    (51,264)    (1,772)   (28,553)
                                                               ------------  ---------  ----------  ---------  ---------
    Net cash applied to investing activities                    (2,582,293)    (6,051)   (135,234)    (5,837)   (91,946)
                                                               ------------  ---------  ----------  ---------  ---------
FINANCING ACTIVITIES
    Issuance of capital stock, net of issuance costs             3,630,059          -     134,711          -     79,211
                                                               ------------  ---------  ----------  ---------  ---------
    Net cash provided by financing activiities                   3,630,059          -     134,711          -     79,211
                                                               ------------  ---------  ----------  ---------  ---------

Increase (decrease) in cash and equivalents during the period       65,329    (63,293)    219,076    (18,251)   (31,152)
Cash and equivalents, beginning of period                                -    128,622      18,332     83,580    268,560
                                                               ------------  ---------  ----------  ---------  ---------

Cash and equivalents, end of period                            $    65,329   $ 65,329   $ 237,408   $ 65,329   $237,408
                                                               ============  =========  ==========  =========  =========

The  accompanying  notes  are  an  integral part of these consolidated financial statements.

TRIBAND RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
MAY 31, 2001
(Unaudited - Prepared by Management)

================================================================================

1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

     The Company has been in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 6). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.


2.   SIGNIFICANT  ACCOUNTING  POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     PRINCIPLES  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Triband de Mexico S.A. de C.V. (incorporated in Mexico) and Triband Resource US Inc. (incorporated in Nevada, U.S.A.).

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     MARKETABLE SECURITIES

     Marketable securities are carried at the lower of cost or quoted market value.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and amounts due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND RESOURCE CORPORATION
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
MAY 31, 2001
(Unaudited - Prepared by Management)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd..)

     MINERAL PROPERTIES

     The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, using the units of production method based on proven and probable reserves, or written off if the mineral properties are sold or abandoned.

     DEFERRED EXPLORATION COSTS

     The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed using the units of production method based on proven and probable reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

     VALUES

     The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

     COST OF MAINTAINING MINERAL PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL PROTECTION AND RECLAMATION COSTS

     The operations of the Company have been, and may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

     CAPITAL ASSETS AND AMORTIZATION

     Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd..)

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried value that is other than temporary.

     CAPITAL  STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN  EXCHANGE

     The Company's foreign subsidiaries are corporations used for holding title to mineral properties. Therefore, the functional currency of these consolidated financial statements is the Canadian dollar. Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

     LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the period. For the Six months ended May 31, 2001 and 2000, the weighted average number of shares outstanding were 13,886,457 and 12,940,219 respectively. Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For all the periods presented, this calculation proved to be anti-dilutive.

     STOCK-BASED  COMPENSATION

     The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

3.   CAPITAL  ASSETS

     ===========================================================================
                                                                Net Book Value
                                                Accumulated  -------------------
                                      Cost     Amortization     2001     2000
     ---------------------------------------------------------------------------
     Office furniture and equipment  $ 6,235  $       2,205  $  4,030  $   3,284
     Computer equipment               10,051          4,071     5,980      3,608
                                     -------  -------------  --------  ---------
                                     $16,286  $       6,275  $ 10,010  $   6,892
     ===========================================================================

4.   MINERAL  PROPERTIES

     The Company has entered into the following agreements to acquire interests in various mineral claims:
     ===========================================================================

     ==================================================================================
                                                                        2001     2000
     ----------------------------------------------------------------------------------
     STANDARD  CREEK  PROPERTY,  BRITISH  COLUMBIA
      A 100% interest by issuing 3,000,000 common shares valued at
      $600,000  (the  value  of the shares was their quoted market
      price   on  the  Alberta  Stock  Exchange  on  the  date  of
      acquisition),  and  incurring  various  acquisition  related costs. During the year ended November 30, 2000, the property was  abandoned  and  all  related  costs were written-off to
      operations.                                                    $      -  $632,326

     STAKED CLAIMS, NEVADA, U.S.A.
      A 100% interest in certain claims by staking and by entering
      into  an  option  agreement.                                    413,726   289,099
                                                                     --------  ---------

                                                                     $413,726  $921,425
     ===================================================================================

     Future  mineral  property  payments

     a) The Company is required to pay annual filing fees totalling US$19,100 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) Pay a purchase price of US$2,000,000, upon exercise of the option;

          ii) Make advance net smelter returns royalty payments of US$25,000 on July 8, 2001 and on July 8 of each of the following eighteen years;

          iii) Incur expenditures totalling US$150,000 by July 9, 2000. Subsequently, the work commitment obligation will increase by $50,000 each year until the Company commences commercial production; and

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

4.   MINERAL  PROPERTIES  (cont'd  )

     Future  mineral  property  payments  (cont'd  )

          iv) Make advance net smelter returns royalty payments of US$5,000 on May 14, 2001, 2002 and 2003 and $10,000 on May 14 of each of the following fifteen years.

     TITLE  TO  MINERAL  PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of may mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

5.   DEFERRED  EXPLORATION  COSTS

     During the Six months ended May 31, 2001 deferred exploration costs were incurred as follows:

     ===========================================================================
                                                               Nevada    Total
     ---------------------------------------------------------------------------
     Balance, beginning of period                             $783,717  $783,717
                                                              --------  --------
     Expenditures incurred during the period
       Assaying and sample preparation                               -         -
       Field expenses and others                                 2,354     2,354
       Geological consultant                                       897       897
       Travel                                                      626       626
                                                              --------  --------
                                                                 3,877     3,877
                                                              --------  --------
     Written-off during the period                                   -         -
                                                              --------  --------
     Balance,end of period                                    $787,594  $787,594
     ===========================================================================

     During the six months ended May 31, 2000 deferred exploration costs were incurred as follows:

     ==========================================================================
                                               British
                                              Columbia    Nevada       Total
     --------------------------------------------------------------------------
     Balance, beginning of period             $ 422,682  $706,140   $1,058,313
                                              ---------  ---------  -----------
     Expenditures incurred during the period
       Assaying and sample preparation                -     2,020        2,020
       Field expenditures and others                  -     3,776        3,776
       Geological consulting                          -    52,797       52,797
       Travel                                         -    11,180       11,180
                                              ---------  ---------  -----------
                                                      -    69,773       69,773
     Written-off during the period                    -   (10,959)     (10,959)
                                              ---------  ---------  -----------
                                                      -    58,814       58,814
                                              ---------  ---------  -----------
     Balance, end of period                   $ 422,692  $764,954   $1,187,636
     ==========================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

6.   INVESTMENTS

     INDICO  TECHNOLOGIES  CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

     PURESOURSE,  INC.

     During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, USA. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totalling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     EFINANCIAL  TRAINING.COM  INC.

     On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit.

     VIA  VIE  TECHNOLOGIES  INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Viavis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issed and outstanding shares of Viavis in exchange of 41,500,000 common shares of Triband.

     The Company subsequently determined not to proceed with the acquisition of both eFinancial and Viavis due to certain difficulties. Consequently, all costs relating to these acquisitions were written-off to operations.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

7.   CAPITAL  STOCK
     ===================================================================================
                                                                   Number
                                                                 of Shares     Amount
     -----------------------------------------------------------------------------------
     Authorized
       Unlimited number of common shares without par value
       Unlimited number of preferred shares, issuable in series

     Common shares issued
       As at November 30, 1997                                   12,184,507  $3,949,448
         For cash - exercise of options                             100,000      20,000
                                                                 ----------  ----------

       As at November 30, 1998                                   12,284,507   3,969,448
        For cash - private placement                                535,000      80,250
         For cash - exercise of options                              20,000       4,000
         For finder's fee                                            53,500           -
                                                                 ----------  ----------

       As at November 30, 1999                                   12,893,007   4,053,698
         For cash - exercise of options                             898,450     160,211
         For cash - exercise of warrants                             95,000      16,150
                                                                 ----------  ----------

       As at November 30, 2000 and May 31, 2001                  13,886,457  $4,230,059
     ===================================================================================

     STOCK  OPTIONS

     The  Company,  in  accordance  with  the  policies  of the Canadian Venture
     Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

     The following incentive stock options and share purchase warrants were outstanding at May 31, 2001:

     ==========================================================================
                      Number          Exercise
                     of Shares          Price             Expiry Date
     --------------------------------------------------------------------------
     OPTIONS:
                       100,000       $    0.15            September 11, 2001
                        25,000            0.15            May 8, 2002
                        25,000            0.24            June 10, 2003
                        35,000            0.45            June 10, 2003
                       125,000            0.15            June 10, 2003
                       200,000            0.24            February 10, 2005
                       200,000            0.31            February 10, 2005
                       515,000            0.52            April 5, 2005
     WARRANTS:
                       440,000           0.179            September 29, 2001
     ==========================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

8.   RELATED  PARTY  TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a) The Company paid $897 (2000 - $14,737) to directors or companies controlled by directors for geological services which have been capitalized to mineral properties or expensed as property investigation costs.

     b) The Company paid $30,000 (2000 - $Nil) in consulting fees to directors of the Company. Amounts due to or from affiliated companies are non-interest bearing, with no fixed terms of repayment.

9.   INCOME  TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

     ==========================================================================
                                              Year Ended       Year Ended
                                             Nov. 30, 2000    Nov. 30, 1999
     --------------------------------------------------------------------------

     Future income tax:
       Capital assets                       $        9,100   $        7,000
       Mineral properties                          492,000           15,000
       Deferred exploration costs                  348,000          150,300
       Issuance costs                               21,000           41,000
       Losses available for future periods         507,800          384,000
                                            ---------------  ---------------

                                                 1,377,900          597,300
     Valuation allowance                        (1,377,900)        (597,300)
                                            ---------------  ---------------

                                            $            -   $            -
     ==========================================================================

     Subject to certain restrictions, the Company has operating losses of approximately $1,048,000 available to reduce Canadian taxable income of future years. Unless utilized, these losses will expire through 2007. In addition, the Company has exploration and development expenditures of approximately $2,700,000 available to reduce Canadian taxable income of future years.

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     STOCK  BASED  COMPENSATION

     The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (CONT'D  )

     For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at May 31, 2001, compensation expense totalling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

     ==========================================================================
                                                               2001       2000
     --------------------------------------------------------------------------
     Risk free interest rate                                      -       5.00%
     Expected life                                                -    5 years
     Expected volatility                                          -        155%
     Expected dividends                                           -          -
     ==========================================================================

     The following is a summary of the status of stock options outstanding at May 31, 2001:

     ==========================================================================
                                  Outstanding  Options      Exercisable Options
                                ------------------------  ---------------------

                                    Weighted
                                     Average    Weighted             Weighted
                                   Remaining     Average              Average
     Range of                    Contractual    Exercise             Exercise
     Exercise Prices   Number   Life (Years)       Price   Number       Price
     --------------------------------------------------------------------------

     0.15              250,000          1.47  $     0.15   250,000  $    0.15
     0.24 - 0.31       425,000          3.87        0.27   425,000       0.27
     0.45 - 0.52       550,000          3.98        0.52   550,000       0.52
     ==========================================================================

     Following is a summary of the stock based compensation plan during 2001, 2000 and 1999:

     ==========================================================================================
                                                                                     Weighted
                                                                                      Average
                                                                          Number     Exercise
                                                                         Of Shares     Price
     ------------------------------------------------------------------------------------------
     Outstanding and exercisable at December 1, 1997                     1,077,500   $    0.55
       Granted                                                             600,000        0.45
       Exercised                                                          (100,000)       0.20
       Forfeited                                                          (370,000)       0.80
                                                                        -----------
     Outstanding and exercisable at November 30, 1998                    1,207,500   $    0.36
                                                                        ===========  ==========
     Weighted average fair value of options granted during 1998                 $   0.49
                                                                                --------

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd...)

STOCK  BASED  COMPENSATION  (CONT'D..)

     =========================================================================================
                                                                                     Weighted
                                                                                      Average
                                                                          Number     Exercise
                                                                         Of Shares     Price
     -----------------------------------------------------------------------------------------
     Outstanding and exercisable at December 1, 1998                     1,207,500   $    0.36
       Granted                                                             565,950        0.17
       Exercised                                                           (20,000)       0.20
       Forfeited                                                          (545,000)       0.39
                                                                        -----------
     Outstanding and exercisable at November 30, 1999                    1,208,450   $    0.19
                                                                        -----------  ---------
     Weighted average fair value of options granted during 1999                 $   0.38
                                                                                --------
     Outstanding and exercisable at December 1, 1999                     1,208,450   $    0.19
       Granted                                                             915,000        0.41
       Exercised                                                          (898,450)       0.17
       Forfeited                                                                 -           -
                                                                        -----------
     Outstanding and exercisable at November 30, 2000 and May 31, 2001   1,225,000   $    0.36
                                                                        -----------  ---------
     Weighted average fair value of options granted during 2000                 $   0.36
     =========================================================================================

     INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

     MINERAL  PROPERTIES

     Under Canadian generally accepted accounting principles, the mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have commercially mineable deposits but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalisation of all exploration, development and acquisition costs commences once the Company identifies commercially mineable deposits that relate to specific properties.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd..)

     MINERAL  PROPERTIES  (CONT'D  )

     Under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management of a company is required to review the net carrying value of each property on a regular basis. Estimated future net cash flows from each property are calculated using estimates of commercially mineable deposits. Reductions in the carrying value of each property would be recorded to the extent that the Company's carrying value in each property exceeds its estimate of future discounted net cash flows. Currently, SFAS 121 is not applicable as the Company has no commercially mineable deposits.

     TRADING  SECURITIES  AND  AVAILABLE-FOR-SALE  SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for marketable securities are included in earnings. Unrealized holding gains and losses for long-term investments are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 6) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as marketable securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in earnings.


     COMPREHENSIVE  INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the Six months ended May 31, 2001 and 2000, there were no other items of comprehensive income.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138 which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption of this statement has had no significant effect on the Company's financial statements.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period would be as follows:

     =======================================================================================================
                                                                Cumulative
                                                             Amounts  from
                                                               October  7,
                                                                      1994     to Six months Ended May 31,
                                                                   May 31,  --------------------------------
                                                                      2001       2001             2000
     -------------------------------------------------------------------------------------------------------
     Loss for the period as reported                          $(2,965,001)  $      (87,431)  $      (90,282)

     Less: Compensation expense on granting of stock options     (704,826)               -         (356,200)
          Acquisition of mineral properties                    (1,078,952)            (188)          (8,138)
          Deferred exploration costs                           (1,553,280)          (3,877)         (69,773)
     Add: Write-off of mineral properties and deferred
          costs under Canadian generally accepted
          accounting principles                                 1,430,912                -           10,959
                                                              ------------  ---------------  ---------------
     Loss for the period in accordance with United
        States generally accepted accounting principles       $(4,871,147)  $      (91,496)  $     (507,434)
     =======================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

     =======================================================================================
                                                                      2001          2000
     ---------------------------------------------------------------------------------------
     Deficit, as reported                                         $(2,965,001)  $(1,508,579)
                                                                  ------------  ------------

     Cumulative compensation expense                                 (704,826)     (578,622)
     Mineral property acquisition costs expensed under
          United States generally accepted accounting principles     (413,726)     (921,425)
     Deferred exploration costs expensed under United States
          generally accepted accounting principles                   (787,594)   (1,187,636)
                                                                  ------------  ------------

                                                                   (1,906,146)   (2,687,583)
                                                                  ------------  ------------

     Deficit in accordance with United States generally
          accepted accounting principles                          $(4,871,147)  $(4,196,262)
     =======================================================================================

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

     =========================================================================================================
                                                                                         Deficit
                                                  Capital  Stock        Unrealized   Accumulated
                                                  --------------           Holding   During  the
                                                 Number                   Loss  on   Exploration
                                              of Shares       Amount    Investment         Stage         Total
     ---------------------------------------------------------------------------------------------------------
     Shareholders' equity as reported
          November 30, 1999                   12,893,007  $4,053,698  $          -  $(1,418,297)  $ 2,635,401

     Mineral property acquisition costs
          expensed under United States
          generally accepted accounting
          principles                                   -           -             -     (913,287)     (913,287)

     Deferred exploration costs expensed
          under United States generally
          accepted accounting principles               -           -             -   (1,128,822)   (1,128,822)

     Compensation expense on granting of
          stock options                                -     228,422             -     (228,422)            -
                                              ----------  ----------  ------------  ------------  ------------

     Shareholders' equity in accordance with
          United States generally accepted
          accounting principles at
          November 30, 1998                   12,893,007  $4,282,120  $          -  $(3,688,828)  $   593,292
                                              ================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd...)

     ======================================================================================================
                                                                                         Deficit
                                                  Capital  Stock        Unrealized   Accumulated
                                                  --------------           Holding   During  the
                                                 Number                   Loss  on   Exploration
                                              of Shares       Amount    Investment         Stage      Total
     ------------------------------------------------------------------------------------------------------
     Continued . . .

     Shareholders' equity as reported
          November 30, 2000                   13,886,457  $4,230,059  $        -  $(2,877,570)  $1,352,489

     Mineral property acquisition costs
          expensed under United States
          generally accepted accounting
          principles                                   -           -           -     (413,538)    (413,538)

     Deferred exploration costs expensed
          under United States generally
          accepted accounting principles               -           -           -     (783,717)    (783,717)

     Compensation expense on granting of
          stock options                                -     704,826           -     (704,826)           -
                                              ----------  ----------  ----------  ------------  -----------

     Shareholders' equity in accordance with
          United States generally accepted
          accounting principles at
          November 30, 2000                   13,886,457  $4,934,885  $        -  $(4,779,651)  $  155,234
                                              =============================================================

     Shareholders' equity as reported May
          31, 2001                            13,886,457  $4,230,059  $        -  $(2,965,001)  $1,265,058

     Mineral property acquisition costs
          expensed under United States
          generally accepted accounting
          principles                                   -           -           -     (413,726)    (413,726)

     Deferred exploration costs expensed
          under United States generally
          accepted accounting principles               -           -           -     (787,594)    (787,594)

     Compensation expense on granting of
          stock options                                -     704,826           -     (704,826)           -
                                              ----------  ----------  ----------  ------------  -----------

     Shareholders' equity in accordance with
          United States generally accepted
          accounting principles at May 31,
          2001                                13,886,457  $4,934,885  $        -  $(4,871,147)  $   63,738
     ======================================================================================================

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


10.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd . . .)


     Earnings  per  share  (EPS)


     SFAS No. 128 "Earnings Per Share", is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.


     The  following loss per share information results under United States GAAP:

     ===========================================================================
                                                          2001          2000
     ---------------------------------------------------------------------------

     Net loss for the period under United States GAAP $   (87,431)  $   (90,282)
     ===========================================================================

     Weighted average number of shares outstanding
        under United States GAAP                       13,886,457    13,151,734
     ===========================================================================

     Basic loss per share                             $     (0.01)  $     (0.01)
     ===========================================================================


     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.



11.  CONTINGENCY

     Environmental  regulations

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors, and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

TRIBAND  RESOURCE  CORPORATION
(An  Exploration  Stage  Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed  in  Canadian  Dollars)
MAY  31,  2001
(Unaudited - Prepared by Management)

================================================================================


12.  SUPPLEMENTAL  DISCLOSURES  WITH  RESPECT  TO  THE  STATEMENTS OF CASH FLOWS

     ===========================================================================

                                         Cumulative
                                            Amounts
                                               From
                                        October  7,
                                           1994  to       Six months Ended
                                                            February  28,
                                                      --------------------------
                                       February 28,
                                               2001       2001         2000
     ---------------------------------------------------------------------------

     Cash paid during the period for:
        Interest                           $      -   $       -      $      -
        Income taxes                              -           -             -
     ===========================================================================

     Since inception of the exploration stage, the Company has issued a total of 3,053,500 common shares for non-cash consideration as follows:

     ===========================================================================

                 Number
     Period     of Shares     Amount        Consideration
     ---------------------------------------------------------------------------

     1999          53,500    $     -        Finder's  fee
      1996      3,000,000     600,000       Acquisition of mineral property
     ===========================================================================



13.  SUBSEQUENT  EVENT

     During the annual general meeting on July 9, 2001, the Company decided to consolidate its share capital on a five for one basis and change its name to Triband Enterprises Corporation or such other approximate name.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TRIBAND  RESOURCE  CORPORATION


By  "Gary  Freeman",  President
      (Signature)*



Date:  July 30th, 2001.



*  Print the name and title of the signing officer under his/her signature.